UNITED STATED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(B) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 001-33860

HUGHES Telematics, Inc.	NYSE Amex LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

41 Perimeter Center East, Suite 400
Atlanta, GA 30346
(770) 391-6400
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive officers)

Units, each consisting of one share of Common Stock and one-half of one Warrant
Common Stock, par value $0.0001 per share
Warrants, exercisable for one share of Common Stock at an exercise price of $7.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

	17 CFR 240-12d2-2(a)(1)

	17 CFR 240.12d2-2(a)(2)

	17 CFR 240.12d2-2(a)(3)

	17 CFR 240.12d2-2(a)(4)

	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange

☒
Pursuant to 17 CFR 240.12d2-2(c), the issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, HUGHES Telematics, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 29, 2009	By: /s/ Robert Lewis	General Counsel and Secretary
Date	Name	Title